United States securities and exchange commission logo





                 August 17, 2020

       Steve Smith
       Chief Executive Officer
       DecisionPoint Systems, Inc.
       8697 Research Drive
       Irvine, California 92618

                                                        Re: DecisionPoint
Systems, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 13,
2020
                                                            File No. 333-245695

       Dear Mr. Smith:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

             Please contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 or Jan
       Woo, Legal Branch Chief, at (202) 551-3453 with any questions.





                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Peter F. Waltz, Esq.